Filed by Constellation Brands, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Constellation Brands, Inc.

Commission File No. 001-08495

The following are excerpts of Constellation Brands, Inc.’s first quarter fiscal 2023 earnings call held June 30, 2022.

Corporate Participants

Garth Hankinson Constellation Brands, Inc. - Executive VP & CFO

Patty Yahn-Urlaub Constellation Brands, Inc. - SVP of IR

William A. Newlands Constellation Brands, Inc. - President, CEO & Director

Conference Call Participants

Bryan Spillane - BofA Securities, Research Division

Bonnie Herzog - Goldman Sachs Group, Inc., Research Division

Dara Mohsenian - Morgan Stanley, Research Division

Christopher Carey - Wells Fargo Securities, LLC, Research Division

Lauren Lieberman - Barclays Bank PLC, Research Division

Nadine Sarwat - Sanford C. Bernstein & Co., LLC, Research Division

Robert Ottenstein - Evercore ISI Institutional Equities, Research Division

Andrea Teixeira - JPMorgan Chase & Co, Research Division

William Chappell - Truist Securities, Inc., Research Division

Presentation

William A. Newlands - Constellation Brands, Inc. - President, CEO & Director

On a separate note, earlier today, we also announced that our Board of Directors has approved a proposal to eliminate our Class B common stock. After an extensive review and analysis by the special committee and with the special committee’s recommendation, our Board agreed that it is in the best interest of the Company and all Constellation shareholders to eliminate the Class B common stock.

Under the proposal, owners of our Class B common stock, which are primarily the Sands family, would convert those shares into Class A common stock and receive $64.64 per share in cash, which equates to a total amount of $1.5 billion. The transaction requires shareholder approval, including approval of a majority of the issued and outstanding shares of Class A common stock not held by the Sands family or their affiliates, executive officers of the Company or directors that also hold Class B common stock.

One shareholder approval is received, we expect that the proposal would deliver a number of corporate governance and other benefits, including the elimination of the higher vote Class B common stock, including the associated voting control of the Sands family and a reduction in the concentration of voting power; a simplification of the company’s equity capital structure to better align the voting rights and interests of all shareholders; a broader appeal of our shares to a larger base of investors who prefer single voting class common stock structures; operating cost savings associated with executive salary and certain benefits as well as administrative savings from maintaining the Class B common stock.

We expect the executive salary and benefits cost savings will be about $15 to $20 million per year. Using the $17.5 million midpoint of that cost savings range and our current trading multiple of approximately 21x P/E. That equates to roughly $300 million of value on a tax-effective basis. Other corporate governance benefits include a rotation of the lead independent director position on the Board at the next available normal cycle opportunity. And finally, a shift to majority voting in uncontested elections from the current plurality standard for our Board of Directors and the adoption of a Board anti-pledging policy.

We will be seeking the approval of shareholders at a special meeting, and a proxy statement, including all details of the proposal will be available ahead of that special meeting. In the meantime, the announcement we made this morning related to the proposal can be found on our company website, cbrands.com. And at this point, we will be unable to comment further or provide additional information on the proposal during today’s call beyond what is available in that announcement.

. . .

Questions and Answers

Q. Bryan Spillane - BofA Securities, Research Division

Just two questions for me. One is as we think about the — assuming that the shareholder proposal gets approved and there’s the $1.5 billion outlay, how would we finance that? And are there any offsets to offset the incremental cost of financing? And then second is just as we think about the incremental — the accelerated investment in digital, should we think about that as being part of the kind of the cost base going forward? So is it a multiyear investment? Or you’re just having a good year and you figured you’d spend — you’d sort of pull forward some of the expenses. So really those 2 things, how we think about offsetting the incremental cost, I guess, of the $1.5 billion; and then how to think about the digital investments.

A. Garth Hankinson - Constellation Brands, Inc. - Executive VP & CFO

Yes. Thanks, Bryan. So I’ll take those in that order. First, on the funding of the $1.5 billion. First of all, we’re in a very enviable position given the strength of our balance sheet and given our investment-grade rating. We’re — obviously, given the timing of this proposal, we’re still thinking through exactly how we’re going to fund the $1.5 billion. But it likely will include some new dent. It may or may not include some of our existing debt that we have available to us under the revolver. So there will be more to come on that as we move forward.

That being said, whatever we do, we do remain committed to our investment-grade rating, and we intend to remain within our targeted leverage range and can do so as we support this commitment.

On the digital business acceleration cost, so — this is — this will be a multiyear program that’s in place. What the spend will be in future years — we will work on that as we move through this year and into next. But this is not a pull-forward per se. This will be incremental investment, and so you’ll see more about that, as I said, as we move through this year and into next.

. . .

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Constellation intends to file with the SEC a Registration Statement on Form S-4, which will contain a proxy statement/prospectus in connection with the proposed reclassification. STOCKHOLDERS OF CONSTELLATION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the proxy statement/prospectus (when available), as well as other filings containing information about Constellation, without charge, at the SEC’s website, www.sec.gov, and on Constellation’s Investor Relations website at https://ir.cbrands.com.

Participants in the Solicitation

The directors and executive officers of Constellation and other persons may be considered participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information regarding Constellation’s directors and executive officers is available in Constellation’s most recent proxy statement, dated May 27, 2022, for the Annual Meeting of Stockholders to be held on July 19, 2022, which was filed with the SEC on June 2, 2022 and Constellation’s other filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The word “expect,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These statements may relate to future plans and objectives of management and Constellation’s Board of Directors, as well as information concerning expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur.

The forward-looking statements are based on management’s current expectations and should not be construed in any manner as a guarantee that such results will in fact occur. All forward-looking statements speak only as of the date of this communication and Constellation does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Statements in this communication regarding Constellation and the reclassification transaction that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on Constellation’s business and future financial and operating results and capital structure following the closing of the proposed reclassification and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Constellation’s control. These factors include, among other things, (1) failure to receive the requisite approvals of Constellation’s shareholders necessary to achieve the reclassification; (2) any other delays with respect to, or the failure to complete, the reclassification; (3) the ultimate outcome of any litigation matter related to the reclassification, (4) the ability to recognize the anticipated benefits of the reclassification, (5) Constellation’s ability to execute successfully its strategic plans, and (6) the effect of the announcement or the consummation of the proposed reclassification on the market price of the capital stock of Constellation. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere. Additional information concerning risks that could cause actual future performance or events to differ from current expectations can be found in Constellation’s filings with the SEC, including the risk factors discussed in Constellation’s most recent Annual Report on Form 10-K for the fiscal year ended February 28, 2022 and Quarterly Report on Form 10-Q for the quarter ended May 31, 2022.